UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

 Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: April 29, 2013

First Quarter 2013 Earnings Release

Cementos Pacasmayo S.A.A. Announces Consolidated
Results for First Quarter 2013

Lima, Peru, April 29, 2013 – Cementos Pacasmayo S.A.A. and subsidiaries (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Cementos Pacasmayo”) a leading Peruvian cement company, announced today its consolidated results for the first quarter (“1Q13”) ended March 31, 2013. These results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are stated in nominal Peruvian Nuevos Soles (S/.).

Financial Highlights:

It is important to note the following highlights:

•	Cement sales volume increased 6.5% in 1Q13 compared to 1Q12.

•	Net income increased 13.0% in 1Q13 compared to 1Q12 (S/. 45.1 million vs. S/. 39.9 million).

•	Cement EBITDA increased 15.1% in 1Q13 compared to 1Q12 (S/. 84.5 million vs. S/. 73.4 million).

•	Consolidated adjusted EBITDA margin went from 25.8% in 1Q12 to 27.9% in 1Q13.

•
Private offering of US$ 300 million in Senior Notes in the international markets – On February 1, 2013, the Company successfully placed US$300 million in Senior Notes, with a coupon rate of 4.50%, and a yield to maturity of 4.625%, due on 2023. Demand for the notes exceeded US$ 2.5 billion.

For more information please visit www.cementospacasmayo.com.pe/investors or contact:

In Lima:	In New York:

Manuel Ferreyros, CFO	Rafael Borja / Melanie Carpenter
Claudia Bustamante, Head of Investor Relations	i-advize Corporate Communications, Inc.
Tel: (511) 317-6000 ext. 2165	Tel: (212) 406-3693
Email: cbustamante@cpsaa.com.pe	E‐mail: cementospacasmayo@i-advize.com

First Quarter 2013 Earnings Release

	Financial and Operating Results
	1Q13	1Q12	% Var.
In thousands of metric tons
Cement, concrete and blocks volume	569.3	534.5	6.5%
Quicklime volume	18.1	29.6	-38.9%

In millions of S/.
Sales of goods	291.3	277.3	5.0%
Gross profit	120.6	109.4	10.2%
Operating profit	69.0	59.7	15.6%
Net income of controller	46.1	40.6	13.5%
Consolidated EBITDA	81.3	71.6	13.5%
Cement EBITDA	84.5	73.4	15.1%
Gross Margin	41.4%	39.5%	1.9 pp.
Operating Margin	23.7%	21.5%	2.2 pp.
Net Income of Controller Margin	15.8%	14.6%	1.2 pp.
Consolidated EBITDA Margin	27.9%	25.8%	2.1 pp.
Cement EBITDA Margin	29.0%	26.5%	2.5 pp.

First Quarter 2013 Earnings Release

Economic Overview for 1Q13:

The Central Bank of Peru estimates that Peru’s economy will grow 6.2% in 2013. This year has begun better than expected mainly due to the strong momentum of the public sector, the high level of optimism of businesses and families, and better financial conditions. This scenario creates a favorable environment for the growth of the sectors related to domestic demand, among them construction.

In December 2012, the government adopted a series of measures to accelerate investment in public infrastructure, including advancing resources and streamlining processes for concessions to aid in the implementation of public investment projects. Therefore, in mid-January, the government approved a regulation to prioritize co-financed private initiatives to cover the deficit in infrastructure and public services. These measures represent an important step forward in the promotion of investment projects for public use.

During 2013, it is estimated that both public and private investment in infrastructure and construction will increase. Investment in new shopping malls will grow 30% due to the fact that the main operators of shopping centers are taking advantage of the excellent financial conditions to bet on the growth of the middle class outside of Lima.

It is estimated that investment in major projects of transportation infrastructure in Peru will grow by around 35% between 2013 and 2016 compared to the previous four years. Four major roads will be under construction outside of Lima, two of which will be in the northern region (Autopista del Norte and Autopista del Sol). Also, in 2013 the construction of three major port projects will begin, among which includes the first phase of the expansion of the container terminal of Paita Port in the northern region.

Quality of Infrastructure 2012-2013
(1=insufficient; 7= efficient and extensive)

Source: Apoyo Consultoría

First Quarter 2013 Earnings Release

Peruvian Cement Industry Overview

Cement production in Peru is naturally segmented between three geographic regions: the northern region, the central region (including the Lima Metropolitan Area), and the southern region. Cementos Pacasmayo is the only cement manufacturer in the northern region of Peru. UNACEM mainly supplies the central region, while Cementos Yura and Cementos Sur operate in the southern region.

Cementos Pacasmayo supplies all cement needs in the northern region of Peru, which, according to the Instituto Nacional de Estadística e Informática (INEI) and Apoyo Consultoría, represented 23.2% of the country’s population and 14.8% of national Gross Domestic Product (“GDP”) in 2012.  During the four year period between 2008 and 2012, total cement consumption in Peru grew at a Compound Annual Growth Rate (‘CAGR”) of 10.1% according to INEI, driven by the country’s economic growth and, to a lesser extent, by spending in infrastructure. In the northern region, cement consumption grew at a CAGR of 11.0 % during the same period. Despite the growth, Peru continues to have a significant housing deficit, estimated at 1.9 million households throughout the country by the Ministry of Housing, Construction and Sanitation

In Peru, the majority of cement is sold to a highly fragmented base of consumers that tend to gradually buy bags of cement to build or to improve their homes, a segment the industry refers to as “self-construction.

Peruvian Cement Market
Shipments by plant and market share

First Quarter 2013 Earnings Release

Operating Results:

Production:

Cement Production Volume
(thousands of metric tons)

	Production
	1Q13	1Q12	% Var.
Pacasmayo Plant	514.7	465.1	10.7%
Rioja Plant	39.6	50.2	-21.1%
Total	554.3	515.3	7.6%

In 1Q13, total cement production volume in Pacasmayo plant rose 10.7% compared to 1Q12. As in the past years, strong demand for cement in the northern region remained very dynamic and continued to generate higher production volumes.

In 1Q13, total cement production volume in Rioja Plant decreased 21.1% compared to 1Q12. Heavy rains that affected the area had a negative effect on demand.

Finally, in 1Q13 total cement production volume rose 7.6% compared to 1Q12.

Clinker Production Volume
(thousands of metric tons)

	Production
	1Q13	1Q12	% Var.
Pacasmayo Plant	258.0	280.8	-8.1%
Rioja Plant	35.5	38.4	-7.6%
Total	293.5	319.2	-8.1%

In 1Q13, clinker production volume was lower than in 1Q12, mainly explained by scheduled maintenance stoppage of  of the main kiln.

Clinker production volume in Rioja plant was lower than in 1Q12 as well, mainly due to lower demand as a consequence of the heavy rains mentioned above.

Quicklime Production Volume
(thousands of metric tons)

	Production
	1Q13	1Q12	% Var.
Pacasmayo Plant	16.4	32.3	-49.2%

First Quarter 2013 Earnings Release

In 1Q13, quicklime production volume decreased 49.2% compared to 1Q12, explained by lower demand from the Company’s customers.

Installed Capacity:

Installed Cement and Clinker Capacity

During 1Q13, the annual installed cement capacity at the Pacasmayo plant remained stable at 2.9 million metric tons. Similarly, annual installed cement capacity at the Rioja plant remained stable at 0.2 million metric tons. The Company is currently doubling cement production capacity at the Rioja plant via the installation of a new production line that will add 0.24 million metric tons of annual installed cement production capacity. This project is in the last stage of commissioning.

Furthermore, the annual installed clinker capacity at the Pacasmayo plant remained stable at 1.5 million metric tons. Nominal annual installed clinker capacity at the Rioja plant will increase by 0.08 million metric tons as a result of the planned expansion.

Utilization Rate:

Pacasmayo Plant1 Utilization Rate

	Utilization Rate
	1Q13	1Q12	% Var.
Cement	71.0%	64.2%	6.8 pp.
Clinker	68.8%	86.4%	-17.6 pp.
Quicklime	27.4%	53.8%	-26.4 pp.

The utilization rate of cement production at the Pacasmayo plant increased 6.8 percentage points during 1Q13 compared to 1Q12, reaching a rate of 71.0%. These increases were mainly due to greater usage of the Company’s equipment to meet the growing demand in the northern region of Peru.

The clinker utilization rate decreased during 1Q13 compared to 1Q12, reaching a rate of 68.8%.  This was mainly due to the capacity of clinker production in 1Q12 which was 1.3 million metric tons compared to 1.5 million metric tons in 1Q13. As mentioned above, during this quarter the Company scheduled maintenance stoppage of our main kiln.

Furthermore, the quicklime utilization rate decreased 26.4 percentage points during 1Q13, compared to 1Q12, due to a decline in demand.

1-2 The utilization rates are calculated by dividing production in a given period over nominal installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for each quarter by 4.

First Quarter 2013 Earnings Release

Rioja Plant2 Utilization Rate

	Utilization Rate
	1Q13	1Q12	% Var.
Cement	79.2%	100.4%	-21.2 pp.
Clinker	71.1%	76.7%	-5.6 pp.

The utilization rate of cement production  at the Rioja plant reached 79.2% in 1Q13 lower than 1Q12 mainly explained by heavy rains that affected the demand in the area.

As mentioned above, the Company is currently doubling the capacity of cement production, with the installation of a new production line that will add 0.24 million metric tons of annual installed cement capacity. This will enable the Company to stop dispatching cement produced at the Pacasmayo plant to supply the region.

Financial Results:

The following table shows a summary of the Consolidated Financial Results:

Consolidated Financial Results (in millions of Nuevos Soles S/.)

	Income Statement
	1Q13	1Q12	% Var.
Sales of goods	291.3	277.3	5.0%
Gross Profit	120.6	109.4	10.2%
Total operating expenses, net	-51.6	-49.7	3.8%
Operating Profit	69.0	59.7	15.6%
Total other expenses, net	-3.2	-3.6	-11.1%
Profit before income tax	65.8	56.1	17.3%
Income tax expense	-20.7	-16.2	27.8%
Net Income	45.1	39.9	13.0%
Non-controlling interests	-1.0	-0.7	42.9%
Net Income of controller	46.1	40.6	13.5%

First Quarter 2013 Earnings Release

Sales of goods:

The following table shows the Sales of Goods and their respective margins by business segment:

Sales of goods: Cement, concrete and blocks (in millions of Nuevos Soles S/.)

	Cement, concrete and blocks
	1Q13	1Q12	% Var.
Sales of goods	257.1	227.4	13.1%
Cost of Sales	-138.5	-123.6	12.1%
Gross Profit	118.6	103.8	14.3%
Gross Margin	46.1%	45.6%	0.5 pp.

Sales of cement, concrete and blocks increased 13.1% in 1Q13 compared to 1Q12, mainly driven by strong demand in the northern region of Peru, a trend that began in 2012.

Growth of Peru’s GDP during 1Q13 was 5.5% and growth for construction GDP in the same period was approximately 11.5% according to Apoyo y Consultoría. The growth in the construction sector is closely linked to the growth of Peru’s  GDP, with a historical average of 1.8 times.

Similarly, the “self-construction” segment continued to drive sales as a result of economic growth registered in the northern region of Peru. Additionally, favorable financing conditions and the creation of quality jobs drove growth in private consumption leading to increased cement sales volume.

Cement, concrete and blocks sales during 1Q13 were comprised as follows:

First Quarter 2013 Earnings Release

During 1Q13, the composition of sales of cement, concrete and blocks changed compared to 1Q12, in which cement represented 87% , concrete 10% and blocks 3% of sales.

Sales growth of the cement, concrete and blocks segment during 1Q13 was primarily driven by an increase in cement sales, which rose 11.4% compared to the same period in 2012, and sales growth of concrete, which rose 60.2% compared to 1Q12, representing an increase of sales volume of 46.5%.

Gross profit of cement, concrete and blocks increased S/. 14.8 million in 1Q13 compared to 1Q12, maintaining the margin at similar levels.

It is important to note that gross margin for the cement, concrete and block segment were affected by the use of imported clinker. During 1Q13, the Company used approximately 112 thousand metric tons of imported clinker, mainly explained by scheduled maintenance stoppage of the Company’s main kiln, which had a negative impact of 1.9% in gross margin, offset by higher sales volume and higher price.

Sales of goods: Construction Supplies3 (in millions of Nuevos Soles S/.)

	Construction Supplies
	1Q13	1Q12	% Var.
Sales of goods	24.4	38.0	-35.8%
Cost of Sales	-23.7	-37.0	-35.9%
Gross Profit	0.7	1.0	-30.0%
Gross Margin	2.9%	2.6%	0.3 pp.

3 Construction supplies include the following products: steel rebars, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

First Quarter 2013 Earnings Release

During 1Q13, sales of construction supplies decreased 35.8% compared to 1Q12 primarily due to increased competition in this segment.

However, gross margin remained at the same levels when comparing 1Q13 and 1Q12.

Sales of goods: Quicklime (in millions of Nuevos Soles S/.)

	Quicklime
	1Q13	1Q12	% Var.
Sales of goods	9.5	11.3	-15.9%
Cost of Sales	-7.8	-6.8	14.7%
Gross Profit	1.7	4.5	-62.2%
Gross Margin	17.9%	39.8%	-21.9 pp.

Quicklime sales decreased 15.9% in 1Q13 compared to 1Q12. Furthermore, gross margin decreased 21.9 percentage points in 1Q13 compared to 1Q12, mainly due to lower production which generated an increase in unit costs.

Operating Expenses:

Administrative expenses (in millions of Nuevos Soles S/.)

	Administrative expenses
	1Q13	1Q12	% Var.
Personnel expenses	24.4	19.2	27.1%
Third-party services	13.1	16.1	-18.6%
Board of directors compensation	1.3	1.3	-
Depreciation and amortization	2.8	2.8	-
Other	2.2	3.2	-31.3%
Total	43.8	42.6	2.8%

During 1Q13,  administrative expenses increased 2.8% compared to 1Q12 as a result of an increase in workers’ profit sharing and a non-recurring expense related to the issuance of senior notes.

Selling and distribution expenses (in millions of Nuevos Soles S/.)

	Selling and distribution expenses
	1T13	1T12	% Var.
Personnel expenses	3.9	3.3	18.2%
Advertising and promotion	2.9	2.7	7.4%
Other	0.7	1.0	-30.0%
Total	7.5	7.0	7.1%

First Quarter 2013 Earnings Release

During 1Q13, selling and distribution increased 7.1% compared to 1Q12, as a result of an increase in personnel and advertising expenses. It is important to note that the total amount spent in advertising and promotion is less that 1% of sales.

 EBITDA Reconciliation:

Consolidated EBITDA (in millions of Nuevos Soles S/.)

	Consolidated EBITDA
	1Q13	1Q12
Net Income	45.1	39.9
+ Income tax expense	20.7	16.2
- Finance income	-7.5	-6.1
+ Finance costs	7.7	9.2
+/- Net (loss) gain from exchange rate	3.0	0.5
+ Depreciation and Amortization	12.3	11.9
Consolidated EBITDA	81.3	71.6
EBITDA from FdP y Salsud *	3.2	1.8
Cement EBITDA	84.5	73.4

* Corresponds to EBITDA from projects for Fosfatos del Pacifico and Salmueras Sudamericanas which are not linked to the cement business and are currently in pre-operating stages, therefore they are not generating revenues.

Consolidated EBITDA increased 13.5%, equivalent to S/. 9.7 million in 1Q13 compared to 1Q12, reaching a total of S/. 81.3 million.

It is worth noting that Consolidated EBITDA was negatively affected by expenses incurred for the Fosfatos del Pacifico and Salmueras Sudamericanas projects, which do not generate revenues as both are currently in the pre-operating phase. Excluding the previous statement, Cement EBITDA increased 15.1%, equivalent to S/. 11.1 million compared to 1Q12.

Cash and Debt Position:

Consolidated Cash (in millions of Nuevos Soles S/.)

As of March 31, 2013, the Company’s cash position was S/. 1,005.9 million (US$ 388.5 million). This balance includes certificates of deposits for S/. 957.1 million (US$ 369.7 million) distributed as follows:

	Amount (S/.)	Interest Rate	Initial Date	Maturity Date
BBVA Banco Continental	S/. 202.2	4.25%	January 04, 2012	June 27, 2013
Banco de Crédito del Perú	S/. 201.8	4.10%	February 23, 2012	August 16, 2013
BBVA Banco Continental	S/. 125.0	3.60%	February 27, 2013	August 26, 2013
Banco de Crédito del Perú	S/. 125.0	3.60%	February 27, 2013	August 26, 2013
BBVA Banco Continental	S/. 125.0	3.60%	February 27, 2013	February 24, 2014
Banco de Crédito del Perú	S/. 125.0	3.65%	February 27, 2013	February 27, 2014
Banco de Crédito del Perú	S/. 42.1	3.51%	March 5, 2013	April 4, 2013
Otros	S/. 11.0
Total	S/. 957.1

First Quarter 2013 Earnings Release

Other deposits are certificates of deposit in Peruvian Nuevos Soles and in U.S. Dollars corresponded to the subsidiaries.

The remaining balance of S/. 48.8 million (US$ 18.8 million) is held in Company bank accounts.

Debt Position:

Consolidated Debt (in millions of Nuevos Soles S/.)

As of March 31, 2013, the Company reported total outstanding debt of S/. 796.6 million (US$ 307.7 million), which corresponded to the international issuance of US$ 300 million in senior notes on February 2013. The Notes have a coupon of 4.50% with a maturity of 10 years bullet. Additionally, the Company reported a bank overdraft of S/. 19.9 million (US$ 7.7 million).

Below are the contractual obligations with payment deadlines related to the Company’s debt, including interest:

	Payments due by period
	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
Indebtedness	19.9	-	-	776.7	796.6
Future interest payments	35.0	69.9	69.9	951.5	1,126.3
Total	54.9	69.9	69.9	1,728.2	1,922.9

Capex

Capex (in millions of Nuevos Soles S/.)

As of March 31, 2013, the Company invested S/. 58.2  million, allocated to the following projects:

Projects	3M12
Construction of diatomite brick plant	2.6
Expansion of Rioja Plant	9.4
Expansion of Pacasmayo Plant	8.4
New Plant in Piura	18.4
Phospate Project	18.1
Brine Project	0.3
Other investing activities*	1.0
Total	58.2

* Includes capital expenditures in the Pacasmayo and Rioja plants, as well as investments in machinery, equipment and overhauls.

First Quarter 2013 Earnings Release

Projects:

Fosfatos del Pacífico S.A.

In December 2011, the Company sold a 30.0% stake in the Fosfatos del Pacifico S.A. subsidiary for US$ 46.1 million (S/. 117.6 million) to an affiliate of Mitsubishi Corporation, a globally-integrated company listed on the Tokyo Stock Exchange, which develops and operates business in multiple sectors.

In accordance with the terms of sale, Mitsubishi Corporation signed a long-term contract of purchase and sale (Off Take Agreement), in which it commits to acquire 2.0 million metric tons of phosphate per year with the option to buy an additional 0.5 million metric tons per year. The agreement has a term of 20 years.

The Company hired companies to begin a basic engineering study for the project’s various sections. Those selected were: Golder Associates to study the mine, a FL Smidth Minerals-Jacobs-Golder Associates consortium to study the plant, Berenguer Ingenieros to study the port, in addition to Pepsa Tecsult and Aecom to study the electrical transmission and water.  The Company expects the basic engineering study to be completed during the first half of 2013, which will more accurately measure the project’s advancement. It is estimated that the phosphates project will be operational in 2016.

Salmueras Sudamericanas S.A.

In 2011, the Company signed an agreement with Quimica del Pacifico (Quimpac), a leading Peruvian chemical company, to establish Salmueras Sudamericanas S.A., in which the Company has a 74.9% stake, with Quimpac holding the remaining 25.1%.

Currently, the Company is in the basic engineering development stage with German company, K-UTEC AG Salt Technologies, which has over 50 years of experience in the salt business, which will provide accurate information with which to measure the size of the industrial complex and provide more details regarding the production process.

Due to the complexity of our brine project, and in accordance with our strategy of disciplined capital expenditures, in order to develop this project we must first obtain the results of the basic engineering study and the local community agreements for the exploitation of these mineral resources.

  First Quarter 2013 Earnings Release

About Cementos Pacasmayo S.A.A.

Cementos Pacasmayo S.A.A. is a leading Peruvian cement company, and the only cement manufacturer in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 55 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Cementos Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/investors/

Note: The Company presented some figures converted from Nuevos Soles to U.S. Dollars for comparison purposes. The exchange rate used to convert Nuevos Soles to U.S. dollars was S /. 2.589 per US$ 1.00, which was the exchange rate, reported as of March 31, 2013 by the Superintendencia de Banca, Seguros y AFP’s (SBS). The information presented in U.S. dollars is for the convenience of the reader only.

Note on Forward-Looking Statements
This press release may contain forward-looking statements.  These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

First Quarter 2013 Earnings Release

Interim consolidated statements of financial position
As of March 31, 2013 and December 31, 2012

Assets	As of Mar-13 S/. (000)	As of Dic-12 S/. (000)
Current assets
Cash and short-term deposits	1,005,910	473,785
Trade and other receivables	73,824	69,395
Income tax prepayments	22,397	21,464
Inventories	270,585	278,149
Prepayments	18,135	10,616
	1,390,851	853,409

Assets	As of Mar-13 S/. (000)	As of Dic-12 S/. (000)
Non-current assets
Other receivables	39,165	36,110
Available-for-sale financial investments	39,837	34,887
Property, plant and equipment	1,440,287	1,394,835
Exploration and evaluation assets	49,977	49,486
Deferred income tax assets	14,230	13,438
Other assets	1,210	1,159
	1,584,706	1,529,915

Total assets	2,975,557	2,383,324

Liabilities and equity	As of Mar-13 S/. (000)	As of Dic-12 S/. (000)
Current liabilities
Trade and other payables	119,318	132,764
Interest-bearing loans and borrowings	19,914	22,884
Income tax payable	92	75
Provisions	11,155	24,029
	150,479	179,752

Liabilities and equity	As of Mar-13 S/. (000)	As of Dic-12 S/. (000)
Non-current liabilities
Interest-bearing loans and borrowings	762,067	192,571
Other non-current provisions	13,502	16,578
Deferred income tax liabilities, net	105,515	100,308
	881,084	309,457

Total liabilities	1,031,563	489,209

Equity	As of Mar-13 S/. (000)	As of Dic-12 S/. (000)
Capital stock	531,461	531,461
Investment shares	50,503	50,503
Additional paid-in capital	557,123	558,478
Legal reserve	109,662	105,221
Other components of equity	20,314	16,711
Retained earnings	612,498	570,878

Equity attributable to owners of the parent	1,881,561	1,833,252
Non-controlling interests	62,433	60,863

Total equity	1,943,994	1,894,115

Total liabilities and equity	2,975,557	2,383,324

First Quarter 2013 Earnings Release

Interim consolidated statements of comprehensive income
For the three month periods ended March 31, 2013 and 2012

	1Q13 S/. (000)	1Q12 S/. (000)

Sales of goods	291,327	277,348
Cost of sales	-170,683	-167,899
Gross profit	120,644	109,449

Operating income (expenses)

Other operating (expenses) income, net	-365	-144
Administrative expenses	-43,751	-42,552
Selling and distribution expenses	-7,489	-7,031
Total operating expenses , net	-51,605	-49,727

Operating profit	69,039	59,722

Operating income (expenses)

Finance income	7,505	6,051
Finance costs	-7,676	-9,190
Net (loss) gain from exchange difference	-3,109	-499

Total other expenses, net	-3,280	-3,638

Profit before income tax	65,759	56,084

Income tax expense	-20,654	-16,160
Net income	45,105	39,924

Attributable to:
Owners of the parent	46,061	40,590
Non-controlling interests	-956	-666
	45,105	39,924

Earnings per share
Basic and diluted for the three-month period attributable to holders of common shares and investment shares of the parent (S/. per share)	0.08	0.08
Net income	45,105	39,924

First Quarter 2013 Earnings Release

Interim consolidated statements of changes in equity
For the three months ended March 31, 2013 and 2012

	Attributable to owners of the parent
	Capital	Investment	Additonal paid-in	Legal	Available-for-sale	Foreign currency translation	Retained		Non-controlling	Total
	stock S/. (000)	shares S/. (000)	capital S/. (000)	reserve S/. (000)	reserve S/. (000)	reserve S/. (000)	earnings S/. (000)	Total S/. (000)	interests S/. (000)	equity S/. (000)

Balance as of January 1, 2012	418,777	49,575	-	90,451	9,257	-1,228	473,721	1,040,553	33,032	1,073,585
Net income	-	-	-	-	-	-	40,590	40,590	-666	39,924
Other comprehensive income	-	-	-	-	5,280	-60	-	5,220	-7	5,213
Total comprehensive income	-	-	-	-	5,280	-60	40,590	45,810	-673	45,137

Issue of common and investment shares	111,484	928	561,191	-	-	-	-	673,603	-	673,603
Appropriation of legal reserve	-	-	-	4,500	-	-	-4,500	-	-	-
Contribution of non-controlling interests	-	-	-	-	-	-	-	-	1,857	1,857
Balance as of March 30, 2012	530,261	50,503	561,191	94,951	14,537	-1,288	509,811	1,759,966	34,216	1,794,182

Balance as of January 1, 2013	531,461	50,503	558,478	105,221	18,226	-1,515	570,878	1,833,252	60,863	1,894,115
Net income	-	-	-	-	-	-	46,061	46,061	-956	45,105
Other comprehensive income	-	-	-	-	3,467	136	-	3,603	19	3,622
Total comprehensive income	-	-	-	-	3,467	136	46,061	49,664	-937	48,727

Appropriation of legal reserve	-	-	-	4,441	-	-	-4,441	-	-	-
Contribution of non-controlling interests	-	-	-	-	-	-	-	-	1,152	1,152
Other adjustments to non-controlling interests	-	-	-1,355	-	-	-	-	-1,355	1,355	-

Balance as of March 31, 2013	531,461	50,503	557,123	109,662	21,693	-1,379	612,498	1,881,561	62,433	1,943,994